GoldenTree Asset Management, LP SC 13D/A

Exhibit 99.5

GoldenTree Asset Management, LP
300 Park Avenue, 21st Floor

New York, NY 10022
Telephone: 212-847-3500

Toll Free: 866-465-GTAM

Facsimile: 212-847-3434

September 17, 2019

Board of Directors

Oi S.A.

Rua Humberto de Campos 425- 8 andar

Rio de Janeiro

22430-190

Brazil

Re: Chief Executive Officer

Dear Board Members:

We wrote to you a month ago to register our serious concerns with the Company’s poor decision making, lackluster financial and operational performance, and a failure to apply important corporate governance principles enshrined in the Plan of Reorganization. The Board has failed to respond directly to our concerns.

We and other stakeholders have raised legitimate questions and presented unrefuted reasons for the replacement of Eurico Teles as CEO. Yet, despite our concerns and the need for urgent action—which we voiced publicly—nothing concrete has been done other than the apparent creation of a new position reporting to the CEO. We again call upon the Board to take responsibility and replace the CEO given the massive and ongoing destruction of shareholder value during his tenure. That decline will only get worse unless you act now. Frankly, we are surprised that the CEO has not voluntarily resigned given the collective desires of Oi’s shareholders and his dismal track record since approval of the Plan of Reorganization. Most CEOs with such a performance track record would already have resigned or communicated directly with shareholders to present a concrete turnaround plan. The CEO, who is a steward of our assets, has done neither. The Plan of Reorganization that was filed, as well as analyst expectations, predicted a very different outcome from the one that has transpired. If there are valid reasons for Oi’s poor performance then the CEO should be prepared to defend his record directly to shareholders.

As the largest shareholder of Oi, the current situation is not acceptable to us. Based upon many press reports, we understand that a “secret” transition plan may now exist allowing the appointment of a Chief Operating Officer who may, in time, become the Chief Executive Officer. While we respect and appreciate the nomination of a new Chief Operating Officer, it is not what Oi needs at this time. Indeed, we cannot understand why the new Chief Operating Officer would report to a CEO who has no operational experience. Oi needs to immediately replace the current CEO with an experienced professional who has the skills and experience to run a major operational turnaround. Not only does the Plan of Reorganization expressly invest the Board with the legal right to replace the CEO, but we believe the Board has a legal fiduciary obligation to implement that change immediately.

We also urge you to consult with independent counsel on these urgent matters, if you have not already done so. If you are continuing to rely on outside counsel who is also taking direction from the CEO (who previously served as the Company’s general counsel), this is simply not appropriate under the circumstances. Separate board counsel will provide you with unfiltered and impartial legal advice regarding your rights and responsibilities under the Plan of Reorganization and applicable law.

The Plan of Reorganization clearly sets forth an independent governance regime that empowers the Board to make the necessary changes to management in the best interests of the Company. The Board must take the necessary and required steps to protect the interests of the creditors and shareholders, who negotiated the Plan with the Company, recapitalized the Company, and invested new money into the Company with the clear understanding that the Board had the right to replace the existing management of the Company.

Time is of the essence. The CEO cannot be allowed to oversee the continued decline of the value of our investment and the investment of other United States and European investors. The Company still has multiple avenues for the creation of significant stakeholder value. If the current asset sales under consideration do not materialize Oi may require more capital. While we are willing to work with other stakeholders or alone to assist in future capital raising, we will not do so while the current CEO is in place and where there is little accountability. Please do not let more time pass and allow further value deterioration to the detriment of the Company, the shareholders, creditors and other relevant stakeholders.

Sincerely,

GoldenTree Asset Management LP

cc. Shareholders of Oi S.A.

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